



06015716

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Wednesday, 2 August 2006
SUBJECT:	ASX Announcement
PAGES (inc. cover)	10

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange –

1. Issue of and Conversion of 1 Convertible Note into shares together with Appendix 3B - New issue announcement, application for quotation of additional securities and agreement, dated 31 July, 2006.

Yours sincerely
Irene Thompson

for
Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660


BresaGen

ASX Release: 31 July 2006

Issue of and Conversion of 1 Convertible Note into shares.

As announced on the 7 July agreement has been reached to issue up to 6 $100,000 convertible notes during July.

We now advise that the 6th $100,000 convertible note has been issued and the holder has elected to immediately convert the note into shares.

An appendix 3b follows,

After the issuance of this note the Company has a remaining convertible note facility of 9 $100,000 Convertible Notes with CBio Limited facility and 7 $100,000 Convertible Notes with ATIF Limited.

Convertible Notes convert at the higher of a 20% discount to the 90 day Volume Weighted Average Price or 5 cents.

About BresaGen Limited (ASX:BGN)
BresaGen is an Australian biotechnology company focussed on cost-effective production of proteins and peptides in bacteria. The Company is located in Adelaide, South Australia and specialises in process development and supply of clinical trial material for third parties through its protEcol™ Services business unit. The Company focus is on supply of protein-based active pharmaceutical ingredients (API's) to pharmaceutical and biotechnology companies. www.bresagen.com.au.

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

60 007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares and convertible note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,415,629 ordinary shares 1 $100,000 convertible note immediately converted into ordinary shares as disclosed above
3	Principal terms of the +securities (eg. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7.064 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	148,455,630	Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer attachment 1 2	Options $100,000 convertible note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	1,415,629
39	Class of +securities for which quotation is sought	ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Issued upon conversion of 1 $100,000 convertible note	
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Number	+Class
		148,455,630	Ordinary Shares

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed
(Company Secretary)

Date: 31 July 2006

Print name: Bryan Dulhunty
(Company Secretary)

== == == == ==

Attachment 1 – BresaGen Limited Appendix 3B - 31 July 2006

Options on issue as at 31 July 2006

Employee Share Option Plan

Number	Exercise Price	Expiry date
263,334	$1.00	18 Oct 2009
7,500	$1.50	19 May, 2010
127,500	$1.50	10 Oct, 2010
20,316	$1.04	30 June 2012
3,334,000	$0.10	2010-2011
1,850,000	$0.1[illegible]	1 July 2011
5,602,650		

Other Options

Number	Exercise Price	Expiry date
100,000	$0.30	8 May 2008
50,000	$0.31	26 August 2008
25,000	$1.43	29 Nov 2009
3,915,000	$0.12	5 December 2010
25,000	$0.2725	30 May 2013
4,115,000		

Options issued to Directors and senior executives

Number	Exercise Price	Expiry date
4,500,000	$0.12	16 Dec 2009
5,000,000	$0.[illegible]	30 May 2010
9,500,000		